

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 17, 2020

Bissie K. Bonner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Re: BlackRock 2040 Municipal Target Term Trust, File Nos. 333-250205, 811-23621

Dear Ms. Bonner:

We have reviewed the registration statement for BlackRock 2040 Municipal Target Term Trust filed on Form N-2 with the Securities and Exchange Commission on November 19, 2020, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please provide the staff with the ticker symbol for the Trust in the comment response letter.

2. The staff notes that the filing is materially incomplete at this time. Please provide the staff with the fee table, hypothetical expense example, audited financial statements/notes, auditor information, the Consent, and any other missing information for review as soon as practicable.

Cover Page

3. The last paragraph of the section captioned "Investment Strategy" states that "over time the maturity of the Trust's portfolio is expected to shorten in relation to the remaining term of the Trust" but there is no mention of the Trust's term until the following page. Please consider clarifying in the "Investment Strategy" section that the Trust will terminate on or about December 31, 2040.

Prospectus

Prospectus Summary

4. Under the heading "Leverage" on page 4, the prospectus states that the Trust may invest in leveraged residual certificates issued by tender offer bonds ("TOBs"). Since the Trust has a policy of investing at least 80% of its Managed Assets in municipal securities, please explain to the staff how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy. For example, if the Trust transfers municipal bonds to a TOBs trust, would all or a portion of those municipal bonds be counted towards the 80% policy?

5. Under the heading "Investment Advisor" on page 5, the prospectus states that the Advisor will receive a fee based on the average daily value of the Trust's Managed Assets. Please explain to the staff how derivatives will be valued for purposes of the determining "Managed Assets" and confirm that the Trust will not use the notional value of its derivative investments for purposes of determining "Managed Assets."

Summary of Trust Expenses

6. The summary prospectus states on page 2 that the Trust may invest in securities of other closed-end or open-end investment companies. Please confirm that the Trust will include in the fee table an estimate of acquired fund fees and expenses. See Instruction 10.a to Item 3 of Form N-2.

7. The prospectus states that the Fund will issue Preferred Shares. Please confirm that the expenses associated with issuing Preferred Shares, as well as the interest on borrowings, will be estimated in the Trust's fee table and add a line to the fee table for dividends on Preferred Shares.

8. Footnote 5 states that the Trust and the Advisor have entered into a Fee Waiver Agreement. Please confirm that this agreement will be in effect for at least one year from the date this prospectus goes effective.

Special Risk Considerations

9. The section captioned "Special Risk Considerations" includes a risk factor on page 13 called "Indexed and Inverse Floating Rate Securities." If the Trust may invest in floating rate securities tied to LIBOR as part of its principal investment strategy, please discuss the expected discontinuation of LIBOR in this risk factor and explain how it could affect the Trust's investments, including (i) if the Trust will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, (ii) how it will affect the liquidity of these investments, and (iii) how the transition to any successor rate could impact the value of investments that reference LIBOR. We note that the Trust has included a LIBOR Risk on page 58 of the prospectus under the heading "Risks."

10. The section captioned "Special Risk Considerations" includes a risk factor on page 18 called "Market Disruption and Geopolitical Risk." If the expected discontinuation of LIBOR could impact the value and risk profile of the Trust's portfolio, please consider adding a discussion of it in this risk factor.

Statement of Additional Information

Management of the Trust

11. We note that much of the information for this section is currently omitted. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. *See* Item 18 of Form N-2.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Please advise us if you have submitted or expect to submit exemptive applications or a no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6405.

Sincerely,

/s/ Samantha Brutlag

Samantha Brutlag
Attorney
Disclosure Review Office

cc: Michael J. Spratt, Assistant Director
        Keith A. OConnell, Branch Chief